HPEC

Digital passports to professional freedom.

For Physicians, By Physicians

Southampton, NY

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$1,070,000 Maximum

$0 of $25,000 Minimum

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Pitch

The corporate practice medicine is increasingly infringing on the physician patient relationship and it is in direct conflict with the Hippocratic Oath that physicians took. The HPEC platform aims to leverage self sovereign identity technology (SSI) in order to eliminate that conflict and re-align values. SSI gives physicians ownership of their personal and professional data, this will reduce the influence of third parties that do not provide value to the doctor patient relationship. SSI is a new way to give individuals agency and autonomy over their interaction with the digital world.

SSID's provide opportunities that expand across future healthcare applications including health record management, payments, physician advertising, digital health, telemedicine and more, but the first and most important use case lies in physician credentialing and identity as it is a necessary, timely and sustainably revenue generating application of this new technology. Billions of healthcare dollars are spent annually on physician identity, and credential data management, yet highly accurate physician directories do not exist. All current systems to address this issue are highly inaccurate, administratively wasteful, and have a critical dependence on the physician's volunteer participation. The physicians time is valuable, and therefore it has been difficult to incentivize physicians to keep their data accurate. Blockchain enabled self-sovereign digital identities (SSID's) provide an opportunity for physicians to regularly and seamlessly update their information in an accurate and cryptographically secure and shareable way.

Importantly SSID's can provide many desired connection, collaboration and communication services that physicians need, which will incentivize them to participate in keeping the information accurate in exchange for these services. SSID's create an opportunity for physicians to store and keep their portable verifiable credentials (VC's) which will reduce the time it takes to change jobs or insurance networks, so they can get to work quickly in order to spend more time caring for patients. Time is something both the patient and physician community highly value.

The HPEC platform also provides an opportunity for physicians to be paid directly for the services, and to have their reputation and performance measured and rewarded. It allows physicians to communicate about patient care among each other directly without the friction and security risks associated with legacy health record systems.

Community Impact

- ⊹ Health & Human Services
- ⚖ Social Justice
- ⌂ Community Building
- ♀ Women Owned
- ♲ Sustainability

Key Facts

We are restoring privacy and trust to our healthcare system by empowering the physicians on the front lines of patient care.

We are giving physicians mobility and increasing access to direct physician care by giving physicians direct control over their professional digital identity and credentials.

We give patients access, choice and privacy by giving them a way to connect directly to the physicians who care for them... only possible through self soveriegn digital identites.

In the future when you want to search for a physician you will be able to do so in a streamlined and meaningful way through the HPEC platform.

This project will change the face of healthcare as we know it, which is why the founder left the practice of Emergency Medicine in order to make this a reality for all of us.

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🖥 Opportunity ⌃

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✚HPEC

HPEC will give each physician and surgeon a self-sovereign digital identity attached to a digital asset wallet that holds the physician's credentials. The credentials will be portable, and validated and authenticated digitally by the respective credentialing institution. HPEC will give physicians sovereign control over their digital identity, professional brand along with the data that identity creates including;



Physicians Credentials

The current credentialing process is fraught with administrative waste. When credentials are validated on the platform it will eliminate the uncompensated administrative burden physicians carry. Furthermore Physicians will now have complete control, reducing the risk for identity theft and giving them an opportunity to be paid for access to their credentials and data.



Physician Communication

Physicians currently communicate largely via word of mouth or on centralized platforms that are influenced by outside parties and therefore are not secure. With HPEC physicians will be able to communicate and democratize policy and practice guidelines on a secure confidential decentralized governance platform.



Patient Communication & Electronic Health Records

Patient data is currently centralized to siloed health systems giving them unlimited access and ability to capitalize on that data for their own interest. Through this technology the patient record will now be accessed and controlled by the patient. Sharing of the record will only be permissioned by the patient directly or through the doctor that created it, giving the physician agency and the patient stewardship over their protected health information– keeping data private and controlled by the end user.

Our Explainer Video



Many Other Potential Opportunities



Physician Innovation: Our current healthcare landscape stifles innovation while putting the physician's intellectual property at risk. Our platform will allow innovation to be scaled, and executed in secure and meaningful ways we never thought possible. We could fund projects and gain valuable inferences from the community regarding new an innovative therapies, devices and treatments.

Advertising Services: Currently Private Practice physicians may spend tens of thousands of dollars annually on advertising platforms. Once we have a decentralized physician database we will no longer need advertising services as patients will be able to search the database directly as will their fellow physician colleagues. The HPEC decentralized physician database will have the most up-to-date and accurate information because it will be self directed by the end-user.

Advocacy and Reform: Distributed Ledger technology has the unique ability to make, and track micro payments. This provides an opportunity for the physician community to pay for and promote advocacy efforts that serve them and their patients.


#TakeBackMedicine
#OwnYourData

.   .   .


COVID-19 Relief

- *Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)*
- *This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).*
- *The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).*
- *If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.*

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 ## Our Terms   ⌃

Equity
Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$250
Minimum Investment

102,900,000
Issued Shares

17,833,333
Shares Available for Purchase

$6,000,000
Issuer's Valuation

$0.06
Price Per Share

Perk calculator
Please select potential investment amount to reveal available perks

$250

Invest $250

Benefits & Perks

$5,000	**HPEC Bookbag**
$1,000	**HPEC T-Shirt**
$10,000	**HPEC Bookbag, Insulated Tumbler, and T-Shirt**

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 ## Our Team   ⌃



Leah Houston, MD `FOUNDER`

CEO/FOUNDER

Leah Houston, MD is an Emergency Physician, and the founder of HPEC. While practicing emergency medicine across the US for nearly 10 years she recognized a common problem: administrative burdens related to physician employment and credentialing are a leading cause of administrative waste and physician burn out.

She realized that Blockchain enabled digital identity solutions could solve this and many other regulatory problems in healthcare, so she set out to start HPEC in order to give every physician a self-sovereign digital identity attached to their credentials.

HPEC will streamline the current antiquated and laborious process of credentialing, reduce administrative waste, improve access to care and give physicians sovereign ownership of their data and employment rights. The organization will also create an opportunity for physicians to communicate more efficiently, and in turn improve patient care.



Paul Goodman, JD
CHIEF LEGAL COUNCIL



Roman Tsarovsky
CHIEF TECHNOLOGY ARCHITECT



Yasmeen Drummond, MPH, MBA
CHIEF BUSINESS ADVISOR

Paul Goodman, JD is a multi-disciplinary tech and corporate law attorney and Editor of the TechNY Daily newsletter which is distributed three times a week to 32,000 people working in the NYC Tech Industry.

ICO and Cryptocurrencies – Experienced in crafting SEC-compliant ICO strategies, drafting White Papers and Regulation A+ filings for ICOs and Bitcoin mining contracts.

Startups and Capital Raising – Wide and deep experience in aspects in forming and operating a tech startup including forming corporations and LLCs; Seed Round financing/Convertible Notes; Negotiation of Operating Agreements and Stockholder Agreements; Structuring of angel investments and private placements; Negotiation of term sheets; Preferred stock creation and issuance, Preparation of Private Placement Memorandum, Reg D. and Reg A offerings; Equity crowdfunding; S-1 offerings; and Reverse mergers into public shell transactions.

Tech Business Law – Highly experienced in all aspects of launching and operating a software, online, app or mobile business including: Software and website development agreements; Employment agreements; Employee option plans; consulting agreements; Preparation of website Terms of Service and Privacy Policies; Trademark registrations; Copyright registrations and other tech business related legal matters.

Mergers/Acquisitions – – Highly experienced in structuring and handling acquisitions of software and web companies and products.

Business Litigation – Litigation over rights to software and websites, and disputes with developers; Enforcement and defense of covenants not to compete; Business divorces; Trademark and unfair competition litigation; Copyright infringement litigation; and other business litigation.

Reputation Defense/Removal of Objectionable Information from Websites.

Blockchain, identiy, automation and machine learning archetect.

Expert in evaluating and assessing blockchain investment opportunities with a masters in public health























Our Milestones

Show All

2019	2020
Formal Incorporation HPEC is formally incorporated in the state of Delaware	**Close of Friends and Family Round** Friends and Family Round Closed; securing $170,000 from physician only investors.
Jun 7th	Jan 30th

Media

Forbes Op-Med M

""...For example, Leah Houston, MD, President and Founder of a healthcare blockchain company called HPEC, started the hashtag #RVUfactory and has used it in tweets such as...""

– Forbes

Updates

Jul 02 2020

Chief Marketing Lead

June 15 2020

Hired: Terry Nugent who worked in the physician data and recruitment industry for nearly 40 years.

10 years were spent with the AMA recruiting new members. To this date he still holds the record for member recruitment.

His knowledge and understanding of the physician community, how to reach them and how to move them to join a movement runs deep, and we are grateful to have him as part of the team.

Leah Houston
HPEC MANAGEMENT

Jul 02 2020

HPEC Facebook Group

We have opened a Facebook group called "HPEC Friends"

In this group patients and physicians share our stories around identity, privacy and security in the healthcare industry. We share important updates and hold zoom calls and facebook live events with our supporters and investors.

Please join, the HPEC Friends Facebook Group so we can make this a reality together!

Leah Houston

💬 FAQ   ︿

Q: What does HPEC stand for again?

A: Humanitarian Physicians Empowerment Community. It is not and organization, or an association but it is a physician run and physician forward mission driven company that is building the professional passport technology. This technology provides any individual physician, group or association of physicians to exist, communicate, and provide services in a decentralized, secure and organized way in the impending digital world.

Q: What is the HPEC Mission and Vision?

A:

MISSION:
To restore physician autonomy through self-sovereign digital identity (SSI) technology,
This technology will allow us to create a Decentralized Autonomous Organization of physicians – where each physician who is verified will get a digital identity that automatically validates and authenticates their credentials in the digital world. In doing so we plan to:

1.)Streamline the verification and credentialing process for physicians, eliminating uncompensated administrative burdens, and minimizing the security risk that the current licensing and credentialing process places on a physician's professional identity. This tool will improve practice and employment mobility, and will allow physicians to interact with patients directly without third party interference through many avenues including but not limited to telemedicine applications. HPEC aims to reduce waste and redundancy in the healthcare system while also alleviating physician burnout and abuse which contributes to the current physician shortage.

2.) Give each physician with a secure digital identity an ability to communicate with fellow physicians and participate, and vote in a secure, confidential and decentralized digital democracy. This gives physicians a voice– improving communication around healthcare policy and practice. Physicians can weigh in from a consumer reports perspective, and collectively advocate for patient safety. When applied collectively or legislatively to policy or practice it will provide means for actionable change around system inefficiencies, redundancies and barriers to high quality patient care.

VISION:
To create an open, censorship free healthcare marketplace with the participation of the physician and surgeon community who choose to participate in the network. To improve healthcare outcomes and quality of life, while also decreasing healthcare costs. Making it easy to care for and advocate for patients free from third party interference. The technology will use the "power of the crowd" to democratize and monetize the skills of the physician community– and will do so while keeping it physician owned and run.

Q: How do we expect to grow the physician network?

A: Two ways: first the network effect; every member will have an interest in this technology growing, because the more physicians that sign up and participate in network the more the participants will get rewarded though future participation. Initial physician investors will have an equity partnership, but once the technology built we aim to give away the digital identities (free of charge) to any physician member. Our plan is for physicians to not have to pay to utilize the service, but if they utilize the service they will receive rewards that can be exchanged for services as outlined in the diagram in the executive summary and in the explainer video. The other way, is that we plan to have a very strong marketing campaign, especially in the beginning, however we hope that as we grow the network effect will be the most important way to get the word out.

Q: How much will this technology cost to build?

A: According to industry insiders this will cost somewhere between $300,000 and $700,000 to build properly which includes paying the initial CTO and engineers. Once this is built we will also need to pay for marketing and support staff as well. I have therefore budgeted $1.5-2 million for the first two years runway/burn rate.

Q: What is the minimum investment?

A: On the Fundopolis Crowdfunding Platform we have an opportunity for anyone to join the movement starting at a minimum of $250 meant for medical students and resident physicians. We ask that Attending physicians come in at the $1000 level if they are able.

Off the Crowdfunding Portal we have a minimum of $25,000 for accredited investors. Information on price of shares is outlined in the term sheet.

Q: What is a term sheet?

A: A term sheet is a bullet-point document outlining the material terms and conditions of an investment. The term sheet includes conditions for financing the initial stages of the HPEC company in order to build the HPEC technology. This document outlines a potential agreement between you and HPEC.

Q: What if HPEC fails?

A: We at HPEC are bringing leaders of physician forward groups and advocates together in a way that has never been done before– with distributed ledger technology. As Founding Partner and HPEC investor Dr. Michael Strickland said HPEC is "creating the nervous system like network that physicians need." We are providing the tools to recapture what has been taken from the physician community, in order to regain our autonomy in the impending digital health ecosystem. As with any company, especially early-stage companies there is a chance that this will fail, however as the founder, I will do my due diligence to design and implement the technology by recruiting the best in the industry, and providing the most robust security and background checks. As CEO, I will put my heart and soul into ensuring that it doesn't fail. As you join this movement you are taking a chance at a potentially high reward opportunity. The reward is not only financial, but as a founding partner you could leave the legacy as someone who had a hand in designing the new system. We have an opportunity to work together, and I think it's worth a shot.

Q: What if we don't get full funding?

A: We have had a tremendous response thus far. After only 2 months of outreach during the friends and family round 77% of those who have responded are coming onboard as early investors and founding partners. The Founding Partner Physician Investor invitations were curated from a select group of open-minded forward thinkers. As you decide if you also want to become a part of this movement remember this; as the founder I, Leah Houston, MD am committed to running a lean startup and making fervid decisions in the best interest of the company. Having already invested tens of thousands of my own money and over two years of my time I feel strongly that this is worth perusing, and ask for your trust in me to make the right decisions. As a company however, we cannot promise to return funds if we do not move forward, because some things are out of our control. For example, if we hire a CTO, and spend a large portion of the seed money on employee salaries, and a new government regulation restricts the product from being deployed that money will have been lost. It is a risk we are all taking. At HPEC we will do our best to make the right decisions, hire the right team, research and consider potential risks, budget appropriately, and follow the law, but there are occasionally unforeseen risks, and these are risks we all take when we make any investment.

Q: How will HPEC make money?

A: Our healthcare system is a $3.6 Trillion dollar system– and we, as physicians control 80% of that industry, but in the current model we barely see a tiny fraction of that come directly to us. The executive summary attached explains more, but in short:

We will take a 2% transaction fee every transaction that happens on the network. Some examples:
You charge a system to view and utilize your credentials.
You charge $8,000 dollars for surgery.
You sell your data that you've generated.
You do some curbside telemedicine or consulting through HPEC during your off hours.
HPEC physicians invest in your idea.
HPEC wins a class action law suit for it's physician members.

Take into consideration that traditional employment unions charged 3 to 5%, and it's a mandated amount, what HPEC plans on charging is a significantly less because we want the barrier to participation and engagement to be low. We also only collect if the physician participant chooses to utilize the platform making this 100% voluntary at every stage.

share this data, as the technology is inherently self-sovereign and self-directed.

Q: How long will it take from development to market?

A: This will likely take about a year to go online after we have full funding. We have been given estimates by developers of 6 to 12 months, however considering the importance of the structure, and the security I'd like to assume it will take longer than expected. That being said this is an estimate for the basic identity tools, with hopes to include voting capabilities and credential storage and sharing. Further tools including de-identified and anonymized data analytics and sharing as well as a more robust communications, will be added later.

Q: What are the potential revenue streams?

A: Initial revenue streams are projected to be from physician advertisement and recruitment, as well as credentialing. Later revenue will be generated when physicians choose to be paid on the platform, and if they participate in data analytics and sharing. Other potential revenue streams are outlined in the executive summary.

Q: Is anyone else working on a similar solution?

A: Yes and no... Companies like Axuall, Synaptic Alliance Blockcerts, and ProCredEx have built 'closed permissioned' credentialing systems; meaning enterprise owned and enterprise controlled. In general, they are building software for the insurance and health system industry. Furthermore, they do not have decentralized communication tools for the physicians to collaborate and communicate. HPEC Is the only truly decentralized, community owned platform for physician credentialing and communication to date.

Q: How might my life be different as a physician once this technology is built... (from the perspective of Dr. Mc Autonomy?)

